UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

ALX ONCOLOGY HOLDINGS INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00166B105
(CUSIP Number)

David Pezeshki venBio Partners, LLC 1700 Owens Street, Suite 595, San Francisco, CA 94158 (415) 800-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00166B105	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS
venBio Global Strategic Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,431,600

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,431,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,431,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 00166B105	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS
venBio Global Strategic Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,268,325

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,268,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,268,325

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 00166B105	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,431,600

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,431,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,431,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 00166B105	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,268,325

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,268,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,268,325

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 00166B105	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,431,600

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,431,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,431,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 00166B105	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP II, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,268,325

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,268,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,268,325

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 00166B105	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS
Robert Adelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
99,406

	8	SHARED VOTING POWER
9,699,925

	9	SOLE DISPOSITIVE POWER
99,406

	10	SHARED DISPOSITIVE POWER
9,699,925

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,799,331

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 00166B105	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS
Corey Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,699,925

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,699,925

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,699,925

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Page 10 of 17 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of ALX Oncology Holdings Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 866 Malcolm Road, Suite 100, Burlingame, California, 94010.

Item 2.	Identity and Background

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

i.	venBio Global Strategic Fund, L.P., a Cayman Islands partnership (“Fund I”);
ii.	venBio Global Strategic GP, L.P., a Cayman Islands partnership (“General Partner I”), which is the sole general partner of Fund I;
iii.	venBio Global Strategic GP, Ltd., a Cayman Islands company (“GP Ltd. I”), which is the sole general partner of General Partner I;
iv.	venBio Global Strategic Fund II, L.P., a Cayman Islands partnership (“Fund II”);
v.	venBio Global Strategic GP II, L.P., a Cayman Islands partnership (“General Partner II”), which is the sole general partner of Fund II;
vi.	venBio Global Strategic GP II, Ltd., a Cayman Islands company (“GP Ltd. II”), which is the sole general partner of General Partner II;
vii.	Robert Adelman, a citizen of the United States of America and a director of GP Ltd. I and GP Ltd. II; and
viii.	Corey Goodman (together with Robert Adelman, the “Directors”), a citizen of the United States of America and a director of GP Ltd. I and GP Ltd II.

The principal business address of each Reporting Person is c/o venBio Partners, LLC, 1700 Owens Street, Suite 595, San Francisco, CA 94158. The principal business of Fund I is to make strategic equity and equity-related investments principally in entities operating in the life sciences industry and/or assets relating thereto. The principal business of General Partner I is to act as the sole general partner of Fund I. The principal business of GP Ltd. I is to act as the sole general partner of General Partner I. The principal business of each of the Directors is to manage General Partner I and GP Ltd. I.

The principal business of Fund II is to make strategic equity and equity-related investments principally in entities operating in the life sciences industry and/or assets relating thereto. The principal business of General Partner II is to act as the sole general partner of Fund II. The principal business of GP Ltd. II is to act as the sole general partner of General Partner II. The principal business of each of the Directors is to manage General Partner II and GP Ltd II.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On July 16, 2020, the Registration on Form S-1 filed with the Securities and Exchange Commission by the Issuer in connection with its initial public offering (the “IPO”) was declared effective. The closing of the IPO took place on July 21, 2020 and at such closing Fund II purchased an aggregate of 850,000 shares of Common Stock and Mr. Adelman purchased 3,000 shares of Common Stock at the IPO price of $19.00 per share.

Prior to the IPO, Fund I purchased from the Issuer 461,962 shares of Common Stock, 461,811 of which is held by venBio SPV, LLC (“SPV”), which is wholly-owned by Fund I. In addition, Fund I purchased 3,100,020 shares of Series A Convertible Preferred Stock (the “Series A Stock”) from the Issuer. Fund II purchased 2,398,588

Page 11 of 17 Pages

shares of Series A Stock, 490,411 shares of Series B Convertible Preferred Stock (the “Series B Stock”) and 1,052,950 shares of Series C Preferred Stock (the “Series C Stock”). Mr. Adelman purchased 78,175 shares of Series A Stock. Immediately prior to the closing of the IPO, the Series A, Series B, and Series C Stock (collectively, the “Preferred Stock”) held by Fund I, Fund II, and Mr. Adelman automatically converted into shares of Common Stock on a one to one basis. Fund I holds a total of 3,969,789 shares of shares of Common Stock, including 869,618 shares of Common Stock issued as payment of accrued dividends upon conversion of the preferred stock on July 21, 2020, Fund II holds a total of 5,268,325 shares of Common Stock, including 476,376 shares of Common Stock issued as payment of accrued dividends upon conversion of the preferred stock on July 21, 2020, and Mr. Adelman holds 99,406 shares of Common Stock, including 18,231 shares of Common Stock issued as payment of accrued dividends upon conversion of the preferred stock on July 21, 2020.

The working capital of Fund I was the source of the funds for the purchase of the shares of Common Stock and Series A Stock. The working capital of Fund II was the source of the funds for the purchase of the shares of Preferred Stock. Mr. Adelman purchased the shares of Common Stock and Series A Stock using personal funds. No part of the purchase price of the shares of Common Stock and Preferred Stock (together, the “venBio Shares”) was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the venBio Shares. Collectively, between Fund I, Fund II, and Mr. Adelman, a total of approximately $67,142,019, including commissions, was paid to acquire the venBio Shares reported herein.

Item 4.	Purpose of Transaction

Fund I, SPV, Fund II, and Mr. Adelman acquired the venBio Shares and hold the shares of Common Stock for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, dispose of the shares of Common Stock that they beneficially own. These dispositions may occur in open market transactions, privately negotiated transactions or through other methods. Additionally, Fund I, SPV, and Fund II may distribute the shares of Common Stock that it directly holds to its limited partners.

Corey Goodman, who is a director of GP Ltd. I and GP Ltd. II, is a director of the Issuer. The Reporting Persons, either directly or indirectly through Mr. Goodman, may engage in discussions from time to time with the Issuer’s board of directors, the Issuer’s management or the Issuer’s other stockholders. These discussions may be with respect to (i) acquiring or disposing shares of Common Stock or other securities of the Issuer (collectively, the “Securities”); (ii) maintaining or changing the Issuer’s business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire additional Securities through open market transactions, privately negotiated transactions or other methods.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 36,486,553 outstanding shares of Common Stock outstanding after the IPO, which includes the full exercise of the underwriters’ over-allotment option, as disclosed in the prospectus filed by the Issuer on July 17, 2020, pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, which is part of the Issuer’s Registration Statement and in the periodic report on Form 8-K, filed by the Issuer on July 17, 2020.

Fund I directly holds 3,969,789 shares of Common Stock and SPV holds 461,811 shares of Common Stock. Fund II directly holds 5,268,325 shares of Common Stock and Robert Adelman directly holds 99,406 shares of Common Stock. As the sole general partner of Fund I, General Partner I may be deemed to beneficially own the shares held by Fund I and as the sole general partner of the General Partner I, GP Ltd. I may be deemed to beneficially own the shares held by Fund I. As the sole general partner of Fund II, General Partner II may be deemed to beneficially own the shares held by Fund II and as the sole general partner of General Partner II, GP Ltd. II may be deemed to beneficially own the shares held by Fund II. As directors of GP Ltd. I and GP Ltd. II, each of the Directors may be deemed to beneficially own the shares held by Fund I and Fund II.

Page 12 of 17 Pages

(c) On July 21, 2020, Fund II purchased 850,000 shares of Common Stock and Mr. Adelman purchased 3,000 shares of Common Stock in connection with the Issuer’s IPO. Also on July 21, 2020 each share of the Preferred Stock held by Fund I, Fund II, and Mr. Adelman automatically converted into shares of Common Stock on a one-for-one basis upon the closing of the Issuer’s IPO.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Except for the transactions described in this Schedule 13D, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2 - Power of Attorney regarding filings under the Act.

Page 13 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2020

VENBIO GLOBAL STRATEGIC FUND, L.P.

By:	VENBIO GLOBAL STRATEGIC GP, L.P. General Partner

By:	venBio Global Strategic GP, Ltd. General Partner

By:	*
Title:	Director

By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC GP, L.P.

By:	VENBIO GLOBAL STRATEGIC GP, LTD. General Partner

By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC GP, LTD.

By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC FUND II, L.P.

By:	VENBIO GLOBAL STRATEGIC GP II, L.P. General Partner

By:	VENBIO GLOBAL STRATEGIC GP II, LTD. General Partner

By:	*
Title:	Director

By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC GP II, L.P.

By:	VENBIO GLOBAL STRATEGIC GP II, LTD. General Partner

By:	*
Title:	Director

Page 14 of 17 Pages

VENBIO GLOBAL STRATEGIC GP II, LTD.

By:	*
Title:	Director

*
Robert Adelman

*
Corey Goodman

*By:  /s/ David Pezeshki
          David Pezeshki
          As attorney-in-fact

This Schedule 13D was executed by David Pezeshki on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 4 to the Schedule 13D.

Page 15 of 17 Pages

Exhibit 99.1

JOINT FILING AGREEMENT

The persons below hereby agree that the Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13D, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Dated:  October 1, 2020

VENBIO GLOBAL STRATEGIC FUND, L.P.

By:	VENBIO GLOBAL STRATEGIC GP, L.P. General Partner

By:	venBio Global Strategic GP, Ltd. General Partner

By:	*
Title:	Director

By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC GP, L.P.

By:	VENBIO GLOBAL STRATEGIC GP, LTD. General Partner

By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC GP, LTD.

By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC FUND II, L.P.

By:	VENBIO GLOBAL STRATEGIC GP II, L.P. General Partner

By:	VENBIO GLOBAL STRATEGIC GP II, LTD. General Partner

By:	*
Title:	Director

By:	*
Title:	Director

VENBIO GLOBAL STRATEGIC GP II, L.P.

By:	VENBIO GLOBAL STRATEGIC GP II, LTD. General Partner

By:	*
Title:	Director

Page 16 of 17 Pages

VENBIO GLOBAL STRATEGIC GP II, LTD.

By:	*
Title:	Director

*
Robert Adelman

*
Corey Goodman

*By:  /s/ David Pezeshki
          David Pezeshki
          As attorney-in-fact

This Schedule 13D was executed by David Pezeshki on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 4.

Page 17 of 17 Pages

Exhibit 99.2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints David Pezeshki his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer, member or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 10th day of February, 2017.

/s/ Robert Adelman
Robert Adelman

/s/ Corey Goodman
Corey Goodman